

January 15, 2014

Via E-mail
Alan T. Ennis
Chief Executive Officer
Revlon, Inc.
237 Park Avenue
New York, NY 10017

      Re: Revlon, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2012
              Filed February 13, 2013
              File No. 1-11178

Dear Mr. Ennis:

We refer you to our comment letter dated December 11, 2013, regarding business contacts with Cuba, Sudan and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Cecilia Blye

              Cecilia Blye, Chief
              Office of Global Security Risk

cc: Pamela Long
       Assistant Director
       Division of Corporation Finance

       Lucinda Treat
       General Counsel
       Revlon, Inc.